UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1) 1

Federated Premier Intermediate Municipal Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31423M105
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,472,058
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,472,058
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,301*
	8	SHARED VOTING POWER 9,826*
	9	SOLE DISPOSITIVE POWER 123,301*
	10	SHARED DISPOSITIVE POWER 9,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,127*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.91%
14	TYPE OF REPORTING PERSON IN

*See Items 2 and 5.

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Dr. Daniel C. Robeson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Dr. Sandeep Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31423M105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:

    (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus");

    (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns shares individually and may be deemed the beneficial owner of Shares held by Karpus Management, Inc.'s corporate account and Great Loop Captive Insurance, Inc. (collectively, the "Karpus Entities");

    (iii) Arthur Charles Regan, as a nominee to the Board of Trustees of the Issuer (the "Board");

    (iv) Dr. Daniel C. Robeson, as a nominee to the Board; and

    (v) Dr. Sandeep Singh, as a nominee to the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Karpus, Mr. Karpus, and the Karpus Entities is 183 Sully's Trail, Pittsford, New York 14534.The address of the principal office of Arthur Charles Regan is 505 Eighth Avenue, Suite 800, New York, New York 10018. The address of the principal office of Dr. Daniel C. Robeson is 4 Tower Place, Suite 1001, Albany, New York 12203. The address of the principal office of Dr. Sandeep Singh is the School of Business and Economics, State University of New York, College at Brockport, Brockport, New York 14420.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus. The principal occupation of Mr. Regan is serving as President and CEO of Regan & Associates, Inc. The principal occupation of Dr. Robeson is serving as Senior Vice-President of Research and Strategy at Bender Lane Advisory, LLC. The principal occupation of Dr. Singh is serving as Professor of Business Administration and Economics at the State University of New York at Brockport.

CUSIP NO. 31423M105

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Messrs. Karpus, Regan, Robeson and Singh are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,472,058 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 21.08% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,472,058 Shares beneficially owned by Karpus is approximately $19,095,505, excluding brokerage commissions.

The aggregate purchase price of the 133,127 Shares held by Mr. Karpus and the Karpus Entities is approximately $1,693,295, excluding brokerage commissions.

CUSIP NO. 31423M105

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accounts. Shares have been acquired since January 27, 2014.

On June 8, 2017, Karpus delivered a letter to the Issuer nominating three (3) highly qualified trustee candidates, Arthur Charles Regan, Dr. Daniel C. Robeson, and Dr. Sandeep Singh (the "Nominees"), for election to the Board at the Issuer's 2017 Annual Meeting of Shareholders. The Reporting Persons have informed the Board that the "nominees" are willing to enter into discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

Karpus's highly-qualified Nominees are:

Arthur Charles Regan age 54, has been the President & CEO of Regan & Associates, Inc. a New York, NY based proxy solicitation/stockholder services firm founded by him since 1991 and has had numerous articles published on stockholder related matters. From 1991 to 1998, Mr. Regan was the President of David Francis & Co., Inc., a proxy solicitation firm. From 1984 to 1988, Mr. Regan served as Vice President at Morrow & Co, Inc., a proxy solicitation firm. From 1997 to 2000 he served as an outside director and Corporate Secretary for US Wats, Inc., a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan received a Bachelor of Science from New York University.

Dr. Daniel C. Robeson age 54, is a Senior Vice-President of Research and Strategy at Bender Lane Advisory, LLC ("Bender Lane Advisory"), an independent firm of professionals with extensive expertise in family accounting, finance, investing, & estate and tax planning, in Albany, New York. Dr. Robeson joined Bender Lane Advisory in 2016. Prior to this, Dr. Robeson was employed by Keuka College, an independent, liberal arts-based coeducational college, for two years from 2014-2016 and was Chair, Division of Business & Management at the time of his departure. Prior to that role, Dr. Robeson was employed as the Founding Dean of The School of Management at The Sage Colleges, a private educational institution and began working there in 2006. His previous experience includes System Concepts Center Consultant at Eastman Kodak, Financial Advisor at Landmark Bank, and Account Executive at Dean Witter Reynolds. Dr. Robeson earned a Bachelor of Arts in Economics from the University of Missouri, a Master of Business Administration from Rensselaer Polytechnic Institute, and a Doctor of Philosophy in Management from Rensselaer Polytechnic Institute.

Dr. Sandeep Singh, age 55, is a Professor of Business Administration and Economics at the State University of New York at Brockport ("SUNY Brockport"), a four-year liberal arts college, and professor of a graduate course, Understanding Mutual Funds and ETFs, at Aarhus University, a public university in Aarhus Denmark in the summer of 2017. Dr. Singh has been a professor at SUNY Brockport since 1992. Dr. Singh earned his Ph.D. in Finance from Kent State University, his M.B.A. from Kent State University and his B.Com., Commerce from the University of Allahabad, India. Dr. Singh has obtained the following certifications/designations: Chartered Financial Analyst (CFA), Certified in Performance Measurement (CIPM), Bloomberg Certified in Equity, Fixed Income, Commodities and Currency, and also as Chartered Alternative Investment Analyst (CAIA). He has also been active with the CFA Institute, where he has been a volunteer and independent educational consultant on curriculum, test design and grading administration since 1998. In addition to various presentations at investment and analyst related conferences, Dr. Singh has been published in multiple journal articles in a variety of publications and he has also written chapters in select books on various financial and investment related topics.

CUSIP NO. 31423M105

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based on 6,982,324 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2016 as reported in the Issuer's Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on February 2, 2017.

A.	Karpus Investment Management

(a)	As of June 8, 2017, Karpus Investment Management beneficially owned 1,472,058 Shares held in the Accounts.

Percentage: Approximately 21.08%

(b)	1. Sole power to vote or direct vote: 1,472,058
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,472,058
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the last 13D filing are set forth in Schedule B and are incorporated herein by reference.

B.	George W. Karpus

(a)	As of June 8, 2017, George W. Karpus beneficially owned 123,301 Shares. In addition, George W. Karpus may be deemed to beneficially own the 9,826 Shares held in the Karpus Entities.

Percentage: Approximately 1.91%

(b)	1. Sole power to vote or direct vote: 123,301
2. Shared power to vote or direct vote: 9,826
3. Sole power to dispose or direct the disposition: 123,301
4. Shared power to dispose or direct the disposition: 9,826

(c)	Mr. Karpus did not have any transactions in the Shares since the last 13D filing.

CUSIP NO. 31423M105

C.	Mr. Regan

(a)	As of June 8, 2017, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares.

D.	Dr. Robeson

(a)	As of June 8, 2017, Dr. Robeson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Robeson has not entered into any transactions in the Shares.

E.	Dr. Singh

(a)	As of June 8, 2017, Dr. Singh did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Singh has not entered into any transactions in the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 31423M105

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On June 8, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees and certain business proposals at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 31423M105

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and between Karpus Management, Inc., George W. Karpus, Arthur Charles Regan, Dr. Daniel C. Robeson and Dr. Sandeep Singh, dated June 8, 2017

CUSIP NO. 31423M105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Dr. Daniel C. Robeson
DR. DANIEL C. ROBESON

/s/ Dr. Sandeep Singh
DR. SANDEEP SINGH

CUSIP NO. 31423M105

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	None
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 31423M105

SCHEDULE B

Transactions in the Shares since the last 13D filing.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(6,900)	$13.02	3/28/2017

CUSIP NO. 31423M105

EXHIBIT 99.1

Joint Filing and Solicitation Agreement

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Federated Premier Intermediate Municipal Income Fund, a Delaware corporation (the "Company");

WHEREAS, Karpus Management, Inc. and George W. Karpus (collectively, "Karpus") Arthur Charles Regan, Daniel C. Robeson and Sandeep Singh wish to form a group for the purpose of seeking representation on the Board of Trustees of the Company (the "Board") at the 2017 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2017 Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 8th day of June 2017 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the 2017 Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

4. Karpus shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 3 shall be first approved by Karpus, or its representatives, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

9. Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Adam W. Finerman at Olshan, Fax No. (212) 451-2222.

10. Each party acknowledges that Olshan shall act as counsel for both the Group and Karpus and its affiliates relating to their investment in the Company.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Daniel C. Robeson
DANIEL C. ROBESON

/s/ Sandeep Singh
SANDEEP SINGH